UC Asset Limited Partnership
2299 Perimeter Park Dr. #120
Atlanta, GA 30341, USA

March 27, 2018

Tom Kluck, Legal Branch Chief

Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, NE

Washington, D.C. 20549

Re:	UC Asset LP

Offering Statement on Form 1-A

File No. 024-10802

Mr. Kluck:

UC Asset LP, a Delaware limited partnership (the “Partnership”, “we”, “us”, or “our”) is submitting this letter in response to your comment letter dated March 7, 2018 relating to the Offering Statement on Form 1-A filed by the Partnership on February 12, 2018.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

General

1.	We note your website at www.ucasset.com. Please advise us how the section on your website entitled “Mini-IPO” is consistent with Rule 255 of Regulation A.

RESPONSE: Since it became operational shortly before filing the Form 1-A, the “Register Here” link within the “Mini-IPO” section of our website contained the three disclaimers required by Rule 255(b)(1)-(3). Specifically, the disclaimers stated as follows:

As of this date, UC Asset LP has NOT registered any securities with SEC to offer to the public.

●	No money, or other consideration is being solicited, and if sent in response, will not be accepted;

●	No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptable given after the qualification date; and

●	A person’s indication of interest involves no obligation or commitment of any kind.

After the public filing of our Form 1-A, a URL link to the offering statement was added to our website consistent with Rule 255(b)(4)(ii).

Further, in response to the Staff’s comment, we have added a general disclaimer at the bottom of each page of our website to also include the disclaimers cited above and the phone number, address, and email address from whom a copy of the most recent version of the Preliminary Offering Circular may be obtained.

2.	We note that the company is a limited partnership and that most of the properties have not been identified that are to be acquired with the net proceeds from the offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5. Please refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

RESPONSE: We respectfully submit that we do not believe our offering constitutes a blind-pool offering. Our investment strategy involves developing an existing property in the Dallas area, developing a number of existing properties in the Atlanta area and developing a relatively specific type of property in the Atlanta area. We also have an existing operating performance, which has been disclosed in the Offering Statement.

In response to the Staff’s comment, however, we have reduced the size of the offering so that a greater percentage of the proceeds will be used for identified projects. As described in the Use of Proceeds section and elsewhere in the Offering Statement, more than 80% of the net proceeds from the minimum offering amount, and a majority of the net proceeds from the maximum offering amount, will be used for our existing properties.

We have also reviewed Industry Guide 5 and have added disclosure where applicable throughout the Offering Statement including with respect to suitability, indemnification, and fiduciary obligations.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

3.	The disclosure on your website www.ucasset.com states that “UC Asset LP intends to go public in the US through a Reg A+ registration and will possibly become the first MLP that will primarily help Chinese invest in American real estate.” Please confirm whether the company’s principal place of business will be in the United States. See Rule 251(b)(1) of Regulation A.

RESPONSE: We hereby confirm that the company’s principal place of business is and is expected to remain in the United States. Our general partner directs, controls, and coordinates our activities from the United States. Our partnership and our general partner are organized in the United States. The principal executive office of our partnership and our general partner are located in the United States. The assets of our partnership are in the United States and our investments are in real estate located in the United States. The use of proceeds from the offering will be used to further invest in real estate located in the United States. Although we have obtained and are seeking capital from outside the United States, our actual business activies are currently and will remain in the United States.

Cover Page

4.	We note your response to comment 1 of our letter dated January 3, 2018. We reissue our comment. Please describe in a footnote to the table the expenses listed in the table. Please ensure that the table complies with the requirements of Item 1 of Form 1-A. Please see Instructions to Item 1(e) of Form 1-A.

RESPONSE: We have revised the cover page to include an “Underwriting discount and commission” column and describe solely in the footnote the amount of the offering expenses pursuant to Item 1(e) of Form 1-A, including Instruction 6 to Item 1(e).

Plan of Distribution, Page 9

5.	We note your response to comment 2 of our letter dated January 3, 2018 and we reissue in part our prior comment. The disclosure on your website www.ucasset.com states that UC Asset LP will help Chinese investors invest in American real estate. Please outline this part of your plan of distribution in the offering circular. See Item 5(c) of Form 1-A. Please also include any risk factors related to a distribution of this offering to Chinese investors, as applicable. We may have further comment.

RESPONSE: We have revised the Plan of Distribution to provide additional information about how we intend to raise capital in China. Please note that our general partner has raised for our partnership $6.9 million from mostly Chinese investors through private placements in the past 24 months. We also have added risk factors addressing the use of offshore accounts and the China-United States relationship.

6.	We note that your general partner will be offering and selling the common units. Please revise your cover page to clarify this, and, if you are relying on Rule 3a4-1 under the Securities Exchange Act of 1934, please revise your Plan of Distribution section to disclose how you will comply with this rule.

RESPONSE: We have revised our cover page and the Plan of Distribution to provide the clarification requested in the Staff’s comment.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

Use of Proceeds, Page 11

7.	Please revise your disclosure in this section to disclose the amount to be used for expenses and disclose what these expenses consist of.

RESPONSE: We have revised the Use of Proceeds section to provide additional information about the expenses of the offering as requested in the Staff’s comment.

Business, page 12

Residential Investment and Redevelopment in Metropolitan Atlanta, page 12

8.	We note your response to comment 5 of our letter dated January 3, 2018. Please revise your disclosure to include your ROI in Atlanta or a cross reference to that disclosure. Also include a disclaimer that your operating results or ROI could be different than the ROI reported in the article.

RESPONSE: We have revised the Business section to provide the disclosure and the disclaimer as requested in the Staff’s comment.

9.	We note your response to comment 6 of our letter dated January 3, 2018. Please clarify which property values were based on an independent third party valuations and which were valued by management. To the extent you relied solely on third party valuations for a particular property, please identify the party and provide their consent in accordance with Item 17(11) of Form 1-A.

RESPONSE: We have revised the Business section to provide the clarification as requested in the Staff’s comment and to include the identity and consent of the third parties.

Farmland Investment…, page 15

10.	We note your response to comment 8 of our letter dated January 3, 2018. Please add risk factor disclosure regarding the impact on you if you are not able to get the farmland rezoned for residential purposes. Additionally, if appropriate, please disclose that you might experience difficulties in obtaining the permits and infrastructure to support residential properties.

RESPONSE: We have added a risk factor and revised the Business discussion to disclose the information referenced in the Staff’s comment.

Note 3 - Fair Value of Financial Instruments, page F-10

11.	We note that total investment amounts in your tables presenting the fair values of your assets and liabilities at June 30, 2017 and December 31, 2016 on page F-10 do not reconcile to the portfolio investment amounts presented in your balance sheets at the respective dates. Please reconcile these discrepancies.

RESPONSE: We have revised the tables to correct the discrepancies identified in the Staff’s comment.

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com

If you have any questions regarding the responses above, please contact me at 404-372-0010.

Sincerely,

/s/ Xianghong Wu

“Larry” Xianghong Wu

 5

UC Asset Limited Partnership. Address: 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341, USA; Website: www.ucasset.com